Filed pursuant to Rule 433

Pricing Term Sheet, dated October 6, 2020 relating to

Preliminary Prospectus Supplement, dated October 6, 2020 to

Prospectus, dated January 3, 2018

Registration No. 333-222392

Athene Holding Ltd.

Pricing Term Sheet

October 6, 2020

3.500% Senior Notes Due 2031 (the “Notes”)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on October 6, 2020 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated January 3, 2018.

Issuer:	Athene Holding Ltd. (“Issuer”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$500,000,000

Coupon:	3.500%

Ranking:	Senior Unsecured

Maturity Date:	January 15, 2031

Price to the Public:	98.535% of principal amount plus accrued interest, if any, from October 8, 2020

Net Proceeds to Issuer Before Expenses:	$489,425,000

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2021

Day Count Convention:	30/360

Benchmark Treasury:	UST 0.625% Due August 15, 2030

Spread to Benchmark Treasury:	T + 290 bps

Benchmark Treasury Price/Yield:	98-19 / 0.773%

Re-Offer Yield:	3.673%

Trade Date:	October 6, 2020

Settlement Date:	October 8, 2020 (T+2)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Security Ratings (S&P / Fitch)*:	BBB+ (Stable) / BBB (Negative)

Optional Redemption:

At any time and from time to time prior to October 15, 2030, the notes will be redeemable at the Issuer’s option, in whole or in part, for cash, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date and the “Make-Whole Redemption Amount” calculated as described in the Preliminary Prospectus Supplement at the rate of T + 45 bps, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time and from time to time on or after October 15, 2030, the notes will be redeemable at the Issuer’s option, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	04686J AC5 / US04686JAC53

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. BofA Securities, Inc. RBC Capital Markets, LLC

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the securities ratings should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751, Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322 or RBC Capital Markets LLC toll-free at (866) 375-6829.

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